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Exhibit 99.1

        FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER FISCAL YEAR 2011

        OTTAWA, Canada, January 12, 2011 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the third quarter of fiscal year 2011, ended November 30, 2010. All figures are in U.S. dollars and in accordance with Canadian generally accepted accounting principles.

        Revenue for the third quarter of fiscal year 2011 was $27.0 million, compared with $27.2 million in the second quarter of fiscal year 2011 and $51.6 in the third quarter of fiscal year 2010. Revenue from customers within North America was $22.8 million, compared with $20.3 million in the second quarter and $48.7 million in the third quarter of the prior fiscal year. Revenue from customers outside North America was $4.2 million, compared with $6.9 million in the second quarter of this fiscal year and $2.9 million in the third quarter of the prior fiscal year. DragonWave had two customers who each contributed more than 10% of revenue in the third quarter.

        Net loss in the third quarter of fiscal year 2011 was $0.05 million, which equated to $0.00 per diluted share, compared with net income of $1.2 million or $0.03 per diluted share in the second quarter of this fiscal year and $11.6 million or $0.34 in the third quarter of the prior fiscal year. Gross margin for the third quarter increased to 48%, from 44% in the second quarter of this fiscal year and 43% in the third quarter of the prior fiscal year.

        "We made progress this quarter in our global diversification strategy, particularly with the acquisition of Axerra Networks and the announcement of our joint venture in India," said DragonWave President and CEO Peter Allen. "Our leading-edge technology positions us well for important upcoming network builds supporting the growing demand for mobile broadband services; however, the visibility into these opportunities with both new and existing customers remains very limited at this time."

Third Quarter Fiscal Year 2011 Performance Summary

  •
  Revenue: $27.0 million, versus $27.2 Q2 FY2011 and $51.6 in Q3 FY2010

  •
  Gross margin: 48%, versus 44% in Q2 FY2011 and 43% in Q3 FY2010

  •
  Net loss: $0.05 million, versus net income of $ 1.2 million in Q2 FY2011 and $11.6 in Q3 FY2010

  •
  Diluted EPS: $0.00, versus $0.03 in Q2 FY2011 and $0.34 in Q3 FY2010

  •
  Total cash generated from operations: $6.2 million

  •
  DSO performance: 62 days, based on ending balance

  •
  Ending cash, cash equivalents, restricted cash and short-term investments: $95.4 million

  •
  Shipped product to 31 new customers in Q3 FY2011, bringing year-to-date total to 64 new customers. This included eight customers from the acquisition of Axerra.

        Revenue for the first nine months of fiscal year 2011 was $102.9 million, compared to $97.0 million for the same period of the prior fiscal year. Net income for the first nine months of fiscal 2011 was $10.7 million or $0.29 per diluted share, compared to $15.0 million or $0.48 per diluted share for the first nine months of the prior fiscal year.

Revenue Outlook for Fourth Quarter Fiscal Year 2011

        DragonWave expects revenue of approximately $15 million for the fourth quarter of fiscal year 2011.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time tomorrow, January 13, 2011.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

        Conference call dial-in numbers:

  •
  Toll-free North America: (877) 312-9202

  •
  International: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

        Certain statements in this release, including the estimate of revenue for the fourth quarter of fiscal year 2011 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include:

  •
  DragonWave's expectations regarding network deployment plans of its existing and new customers; and

  •
  DragonWave's expectations regarding the volume and timing of anticipated order activity.

        Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes.

        Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 6, 2010 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

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  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

  •
  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

  •
  DragonWave may conduct acquisitions of products and businesses. There are risks associated with such acquisitions.

  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

  •
  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262

 CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

         Expressed in US $000's except share and per share amounts

(unaudited)

	Three months ended November 30		Nine months ended November 30
	2010	2009	2010	2009
REVENUE	27,008	51,594	102,905	97,016
Cost of sales	14,049	29,453	56,763	56,757

Gross profit	12,959	22,141	46,142	40,259

EXPENSES
Research and development	4,817	4,139	13,104	9,743
Selling and marketing	4,735	4,118	13,339	9,444
General and administrative	3,294	2,084	8,477	4,748
Government assistance	(246)	(55)	(246)	(159)

	12,600	10,286	34,674	23,776

Income from operations	359	11,855	11,468	16,483
Amortization of intangible assets	(277)	(48)	(421)	(145)
Accretion expense	(122)	—	(122)	—
Interest income	88	12	196	29
Investment gain	155	—	168	—
Gain on sale of property and equipment	—	226	—	258
Foreign exchange gain (loss)	(44)	(135)	142	(1,445)

Income before income taxes	159	11,910	11,431	15,180
Income tax expense	209	263	566	138

Net and Comprehensive Income (Loss)	(50)	11,647	10,865	15,042
Income (loss) per share
Basic	(0.00)	0.36	0.30	0.50
Diluted	(0.00)	0.34	0.29	0.48
Weighted Average Shares Outstanding
Basic	35,125,724	32,604,077	36,010,148	29,911,913
Diluted	36,170,040	34,085,934	36,957,219	31,229,492

 CONSOLIDATED BALANCE SHEETS

         Expressed in US $000's

(unaudited)

	As at November 30, 2010	As at February 28, 2010
Assets
Current Assets
Cash and cash equivalents	47,879	105,276
Restricted cash	387	—
Short term investments	47,099	8,074
Trade receivables	15,024	28,926
Other receivables	2,513	1,801
Inventory	26,950	23,910
Prepaid expenses	2,124	721
Future income tax asset	543	436

	142,519	169,144
Long Term Assets
Property and equipment	8,030	7,116
Future income tax asset	1,033	59
Intangible assets	15,044	430
Goodwill	11,927	—

	36,034	7,605
Total Assets	178,553	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	16,287	33,949
Income taxes payable	212	835
Deferred revenue	1,353	1,017
Contingent royalty	789	—

	18,641	35,801
Long Term Liabilities
Contingent consideration	14,391	—
Contingent royalty	3,223	—
Other long term liabilities	2,002	2,102

	19,616	2,102
Commitments
Shareholders' equity
Capital stock	170,513	179,174
Contributed surplus	2,324	1,375
Deficit	(22,923)	(32,085)
Accumulated other comprehensive loss	(9,618)	(9,618)

	140,296	138,846
Total Liabilities and Shareholders' Equity	178,553	176,749

Shares issued & outstanding	35,146,435	36,934,917

 CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

(unaudited)

	Three months ended November 30		Nine months ended November 30
	2010	2009	2010	2009
Operating Activities
Net Income	(50)	11,647	10,865	15,042
Items not affecting cash				—
Amortization of property and equipment	761	366	2,126	825
Amortization of intangible assets	277	48	421	145
Accretion expense	122	—	122	—
Stock-based compensation	339	213	970	686
Unrealized foreign exchange loss	100	(617)	290	552
Gain on sale of property and equipment	—	(226)	—	(258)
Non cash future income tax expense	92	—	92	—
Benefit on recognition of future income tax asset	—	72	—	(244)
Inventory impairment	538	335	1,188	655
Unrealized gain on short term investments	74	—	58	—
Accrued interest on short term investments	(46)	—	(86)	—

	2,207	11,838	16,046	17,403
Changes in non-cash working capital items	3,997	791	(11,327)	(852)

	6,204	12,629	4,719	16,551

Investing Activities
Acquisition of property and equipment	(402)	(2,242)	(3,208)	(3,792)
Acquisition of intangible assets	(200)	(187)	(536)	(487)
Acquistion of Axerra Networks Inc., net of cash acquired	(8,700)	—	(8,700)	—
Purchase of short term investments	—	—	(115,225)	—
Maturirty of short term investments	7,429	(12,750)	76,228	(950)

	(1,873)	(15,179)	(51,441)	(5,229)

Financing Activities
Change in line of credit	—	(543)	—	(512)
Share repurchase	(415)	—	(10,738)	—
Issuance of common shares net of issuance costs	142	68,615	353	68,656

	(273)	68,072	(10,385)	68,144

Effect of foreign exchange on cash and cash equivalents	(100)	617	(290)	(552)
Net increase (decrease) in cash and cash equivalents	3,958	66,139	(57,397)	78,914
Cash and cash equivalents at beginning of period	43,921	19,468	105,276	6,693

Cash and cash equivalents at end of period	47,879	85,607	47,879	85,607

Cash paid during the period for interest	194	6	194	25

QuickLinks

  Exhibit 99.1
DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER FISCAL YEAR 2011
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)